Exhibit 99.1

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held on Thursday, November 7, 2013 at 12:30 p.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel.  At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To elect two outside directors, to hold office for three years commencing from the date of this Meeting and to approve their terms of service;

2.	To approve the compensation policy for our directors and officers; and

3.	To approve an updated compensation arrangement for our chief executive officer in accordance with amendment no. 20 to the Israeli Companies Law.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on October 7, 2013 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Shaul Elovitch Chairman of the Board of Directors

September 30, 2013

B COMMUNICATIONS LTD.
2 Dov Friedman Street
Ramat Gan 52503, Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of B Communications Ltd. to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Thursday, November 7, 2013, at our offices at 2 Dov Friedman Street, Ramat Gan 52503, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting and the enclosed proxy card are being mailed to shareholders on or before October 10, 2013.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) the election of two outside directors, to hold office for three years commencing from the date of this meeting and the approval of their terms of service; (ii) the approval of the compensation policy for our directors and officers; and (iii) the approval of an updated compensation arrangement for our chief executive officer in accordance with amendment no. 20 to the Israeli Companies Law.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for outside director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on October 7, 2013 are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of September 30, 2013, there were 29,889,045 outstanding ordinary shares, which number of ordinary shares is not expected to change through October 7, 2013, the record date for determination of shareholders entitled to vote at the Meeting.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.  The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

You may send us a position statement on the issues that will be discussed at the Meeting.  Such position statements must be received no later than October 25, 2013.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. “Broker non-votes” are shares held in a street name by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote because the nominee does not have discretionary voting power with respect to a particular matter and has not received instructions from the beneficial owner on that particular matter. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted as present in determining if a quorum is present.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Rights

Each ordinary share entitles the holder to one vote, except as otherwise described below.

Exceptional Holdings. Our Articles of Association require each shareholder that wishes to participate in the Meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982, or the Communications Law, or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order.  If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the Meeting and such shareholder’s vote will not be counted for quorum purposes.

Under the Communications Order, no person may hold, directly or indirectly, “significant influence” over Bezeq - The Israeli Telecommunications Corp., or Bezeq, or 5% or more of any particular class of means of control in Bezeq, nor may any person, together with any other person, appoint, elect or dismiss the general manager of Bezeq or cause the election, appointment or dismissal of any director of Bezeq, without the prior written consent of the Prime Minister of Israel and the Israeli Minister of Communications. Subject to certain exceptions, prior written approval of such ministers is also required to increase the holdings or other rights in excess of those determined in the initial approval, including by means of an agreement (including a voting agreement). Furthermore, under the Communications Order, no person may transfer control, “significant influence” or means of control in Bezeq to another, if, as a result of the transfer, the holdings of the transferee would require approval pursuant to the Communications Law or Communications Order and the transferee is not in possession of the requisite approval. Any such unauthorized acquisition is referred to as “Exceptional Holdings.” For the foregoing purposes, “significant influence” means the ability to significantly influence the activity of a corporation, whether alone or together with or through others, directly or indirectly, other than as a result of holding “means of control” in that corporation or in another corporation, and including ability derived from the corporation’s articles of association, a written, oral or other kind of agreement, or from any other source.  In this context, the right to appoint an officer and holding 25% of our “means of control” is presumed to confer significant influence. “Means of control” means the right to vote at a general meeting of the company, to appoint a director or general manager of the company, to participate in the profits of the company or a share of the remaining assets of the company after payment of its debts upon liquidation.

In compliance with the Communications Law and Communications Order following our acquisition of the controlling interest in Bezeq, our Articles of Association provide that Exceptional Holdings will not entitle the holder to any rights in respect of such holdings, unless and to the extent permitted under the Communications Order. Accordingly, Exceptional Holdings will not have any voting rights at a general meeting of shareholders. In addition, no director may be appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings.  If a director is appointed, elected or removed from office by virtue of the vote of a holder of Exceptional Holdings, such appointment, election or removal from office shall have no effect.

Under our Articles of Association, any person holding a number of our shares that requires approval under the Communications Order must notify us, Bezeq, the Prime Minister of Israel and the Israeli Minister of Communications of such holdings in writing, no later than 48 hours from the date of acquiring such holdings.

Principal Shareholder Notification. Our Articles of Association include reporting requirements applicable to “Principal Shareholders,” meaning a holder, directly or indirectly, of 5% of our issued and outstanding share capital. Any person who, after acquiring, directly or indirectly, shares in our company becomes a “Principal Shareholder,” is required, no later than 48 hours after becoming a Principal Shareholder, to notify us in writing, specifying the number of our shares held by such shareholder and the date on which such shareholder became a Principal Shareholder. In addition, a Principal Shareholder is required to notify us in writing of any aggregate change in its holdings of our shares in an aggregate amount equal to 1% or more of our outstanding share capital compared to the last notice of holdings submitted by such Principal Shareholder, no later than 48 hours after such change. In the event a Principal Shareholder fails to provide any required notice, as discussed above, then until such Principal Shareholder provides us with the requisite notice, the Principal Shareholder will not be entitled to any rights in respect of such shares and the provisions of the Communications Order with respect to the exercise of rights underlying Exceptional Holdings will apply, and the undisclosed holdings shall also be deemed “dormant shares,” as defined under the Israeli Companies Law.

The control permit issued to us in connection with our acquisition of the controlling interest in Bezeq includes a provision permitting shareholders that are not members of the Eurocom Group to hold up to 15% of our outstanding share capital, subject to certain conditions set forth in the control permit.  An English translation of the relevant provision in our control permit may be viewed on our website at www.bcommunications.co.il.

Majority Vote Standard

An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Internet Gold - Golden Lines Ltd., or Internet Gold, which beneficially owns approximately 67.99% of our issued and outstanding ordinary shares, has indicated that it presently intends to vote for each of the nominees for outside director and in favor of the other Items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Meeting

We will publish the final results of the Meeting in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the Investors section of our website at www.bcommunications.co.il; or

•
reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of September 30, 2013, regarding the beneficial ownership by (i) all shareholders known to us to own beneficially 5% or more of our ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Internet Gold (3)	20,320,256	67.99%
Shaul Elovitch (4)	20,323,433	67.99%
Norisha Holdings Limited (5)	3,571,741	11.95%
Altshuler Shaham Ltd. (6)	1,964,928	6.57%
Or Elovitch	7,555	*
Benny Gabbay	661	*
Moshe Rosenthal	--	--
Debbie Saperia	--	--
All directors and executive officers as a group (8 persons) (7)	20,344,204	68.07%

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 29,889,045 ordinary shares outstanding (not including 19,230 shares held as treasury stock) as of September 30, 2013.

(3)
As of September 30, 2013, Internet Gold, our controlling shareholder, held of record 20,320,256, or 67.99%, of our outstanding ordinary shares. Eurocom Communications Ltd., or Eurocom Communications, the controlling shareholder of Internet Gold, holds 78.97% of its ordinary shares.  As of September 30, 2013, Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% of its shares are held by four holding companies, which are 80% owned by Mr. Shaul Elovitch. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Mr. Shaul Elovitch holds 80% of Eurocom Holdings’ shares and 75% of Eurocom Holdings’ management shares. Mr. Shaul Elovitch also serves as the chairman of the board of directors of Internet Gold, Eurocom Communications and Eurocom Holdings. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power over our ordinary shares beneficially owned by Eurocom Communications.

(4)
Mr. Shaul Elovitch, the chairman of our board of directors, is deemed to beneficially own 20,323,433, or 67.99%, of our ordinary shares as of such date through his controlling interest in Eurocom Communications.  Mr. Shaul Elovitch may also be deemed to be the beneficial holder of an additional 3,177 of our ordinary shares held of record by his wife, Mrs. Iris Elovitch and 26,893 ordinary shares of Internet Gold held of record by Mrs. Iris Elovitch. In addition, 10,650 shares of Internet Gold are held by other family members of Mr. Shaul Elovitch.

(5)
The Solidenergy Trust is the owner of 100% of the equity interest of Norisha Holdings Limited. As the sole director of Norisha Holdings Limited and the sole Trustee of the Solidenergy Trust, Mr. Kikis Treppides may be deemed to be the indirect beneficial owner of the 3,571,741 ordinary shares beneficially owned by Norisha Holdings Limited.

(6)
According to a Schedule 13G filed with the SEC by Altshuler Shaham Ltd., or Altshuler Shaham, Mr. Gilad Altshuler and Mr. Danny Yardeni, on June 12, 2013, these ordinary shares consists of (i) 1,410,545 ordinary shares held by provident funds and pensions managed by Altshuler Shaham Provident Funds and Pension Ltd., in which the Altshuler Shaham holds an 80.75% equity interest, and (ii) 554,383 ordinary shares held by mutual funds managed by Altshuler Shaham Mutual Funds Management Ltd., a wholly-owned subsidiary of Altshuler Shaham. All of such ordinary shares are held in provident funds, pension funds or mutual funds that are managed by employees of Altshuler Shaham for the benefit of public investors and not for the economic benefit of Altshuler Shaham, except for 3,781 ordinary shares which are held by Altshuler Shaham in a nostro account for the benefit of its shareholders.  Mr. Gilad Altshuler serves as an investment manager for Altshuler Shaham Pension, and as Chief Executive Officer, an investment manager and a member of the investment committee for Altshuler Shaham Mutual Funds, and, in such capacities, may be deemed to share dispositive power (but lacks voting power) with respect to those ordinary shares. Mr. Danny Yardeni serves as assistant investment manager for the provident funds, pensions and mutual funds managed by Altshuler Shaham Pension and Altshuler Shaham Mutual Funds, respectively (and as a director for Altshuler Shaham Mutual Funds), and, as such, may also be deemed to share dispositive power (but lacks voting power) with respect to those ordinary shares. Each of Altshuler Shaham, Mr. Gilad Altshuler and Mr. Danny Yardeni disclaims beneficial ownership of the ordinary shares except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

(7)	Includes 12,555 ordinary shares owned by Mr. Doron Turgeman, our Chief Executive Officer.

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

According to the Israeli Companies Law and our articles of association, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our chief executive officer and the board of directors. Executive officers are appointed by and serve at the discretion of our board of directors, subject to any applicable agreements.

Our articles of association provide that our Board of Directors may consist of no less than two and no more than ten members.  Our directors, other than our outside directors (within the meaning of the Israeli Companies Law-1999, or the Israeli Companies Law), are elected at each annual general meeting of shareholders.  Our board of directors may temporarily fill vacancies in the board until the next general meeting at which directors are elected, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.  All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose reelection is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

At our 2013 annual general meeting, Mr. Shaul Elovitch, Mr. Or Elovitch and Ms. Anat Winner were re-elected to serve as directors until our 2014 annual general meeting of shareholders.  On August 7, 2013, our Board of Directors appointed Mr. Benny Gabbay to serve as an independent director until the next annual general meeting of shareholders. On that date, Ms. Winner resigned from her position as a director.  Ms. Debbie Saperia and Mr. Moshe Rosenthal each serve as an outside director pursuant to the provisions of the Israeli Companies Law and both are up for re-election at this Meeting. There are no family relationships among any of our directors or executive officers, apart from Mr. Or Elovitch who is the son of Mr. Shaul Elovitch, the Company’s chairman of the board.  For more information about our directors and their resumes, see Item 6A – “Directors, Senior Management and Employees – Directors and Senior Management” of our annual report for the year ended December 31, 2012, filed on Form 20-F with the SEC on April 24, 2013, which may be viewed through the EDGAR website of the SEC at www.sec.gov or via a link from our website at www.bcommunications.co.il.  The contents of our website do not form part of the proxy solicitation material.

Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person is a relative of the controlling shareholder of the company, or if the person, the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, the controlling shareholder of the company or its relative, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or spouse of any of the foregoing.  The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  Ms. Saperia has “professional qualification,” and Mr. Rosenthal has “accounting and financial  expertise,” as such terms are defined under the Israeli Companies Law.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director, and the audit committee and compensation committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors

In general, NASDAQ Stock Market Rules require that a NASDAQ-listed company have a majority of independent directors on its board of directors and its audit committee must consist solely of independent directors, as defined under NASDAQ Stock Market Rules. Because Internet Gold owns more than 50% of our ordinary shares, we are considered a “controlled company” within the meaning of NASDAQ Stock Market Rules. Accordingly, we are exempt from certain requirements under NASDAQ Stock Market Rules, such as the requirement to have a majority of independent directors on our board of directors. If the “controlled company” exemption ceases to be available to us under the NASDAQ Stock Market Rules, we may instead elect to follow Israeli law and would not be required to elect any additional independent directors.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director who complies with the following requirements: (y) he or she is eligible for nomination as an outside director and the audit committee has approved such eligibility; and (z) he or she has not acted as a director of the company for a period exceeding nine consecutive years.

Our Board of Directors has determined that each of Mr. Moshe Rosenthal and Ms. Debbie Saperia, our outside directors under Israeli law, and Mr. Benny Gabbay qualifies as an independent director under the requirements of the SEC, NASDAQ and Israeli law.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors, must include all of the outside directors and must have a majority of independent directors.  The audit committee may not include the chairman of the board of directors, any director employed by the company or by the controlling shareholder of the company or by a company controlled by the controlling shareholder or any director who  provides services on a regular basis to the company or the controlling shareholder or a company controlled by a controlling shareholder, or a director that is financially dependent on the controlling shareholder, or a controlling shareholder or any of the controlling shareholder’s relatives.

Our audit committee also serves, in compliance with the Israeli Companies Regulations (Provisions and Conditions regarding the Financial Statements' Authorization Process), 2010 as the committee of our board of directors that is required to examine our financial statements.

In addition, the NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective “independence” requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent registered public accountants’ qualifications and independence, the performance of our internal audit function and independent registered public accountants, finding any defects in the business management of our company and proposing to our Board of Directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our Board of Directors. The role of our audit committee also includes the determination of whether certain related party transactions are regarded as material or extraordinary, the review of the internal audit program and the operation of the internal auditor, as well as setting procedures for whistleblower protection.

Our audit committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current audit committee members are Mr. Rosenthal and Ms. Saperia, our outside directors under Israeli law, and Mr. Benny Gabbay.  Mr. Rosenthal serves as the chairperson of the audit committee. Our board of directors has determined that Mr. Gabbay qualifies as an audit committee financial expert, as defined by rules of the SEC. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.bcommunications.co.il.

  Compensation Committee

Our Board of Directors has established a compensation committee.  Pursuant to a recent amendment to the Israeli Companies Law, or the Compensation Amendment, which became effective on December 12, 2012, a compensation committee must be comprised of no fewer than three members and must include all of the outside directors, whom must also constitute a majority of its members.  All other members of the compensation committee must be directors who receive compensation that is in compliance with regulations promulgated under the Israeli Companies Law.  In addition, the chairperson of the compensation committee must be an outside director. Directors who are not qualified to serve on the audit committee (as described above) may not serve on the compensation committee.

Under the Compensation Amendment, the compensation committee is responsible for: (i) making recommendations to the board of directors with respect to the approval of the compensation policy applicable to the company’s office holders and any extensions thereto; (ii) providing the board of directors with recommendations with respect to any amendments or updates to the compensation policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Our compensation committee consists of three members of our Board of Directors who satisfy the respective “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members. Our current compensation committee members are Mr. Rosenthal and Ms. Saperia, our outside directors under Israeli law, and Mr. Benny Gabbay. Mr. Rosenthal serves as the chairperson of the compensation committee.

I.   ELECTION OF TWO OUTSIDE DIRECTORS
(Item 1 on the Proxy Card)

The outside directors are elected for their first term of office by shareholders at a general meeting, provided that either:

●
The majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the outside director; or

●
The majority of shares voting on the matter (not including abstentions) vote in favor of the outside director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director as a result of their relationship with the controlling shareholder) that voted against the election of the outside director does not exceed 2% of all of the voting rights in the company.

In general, outside directors serve for a three-year term and may be re-elected to two additional three-year terms if one of the following conditions is met:

●
One or more shareholders holding at least 1% of the voting rights in the company nominated the outside director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the outside director as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the outside director as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or

●
The board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an outside director for a first term of office, as described above.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies Law to convene a shareholders meeting immediately to appoint a new outside director.

At this Meeting, we intend to elect two outside directors, to hold office for three years commencing from the date of this Meeting.

Ms. Debbie Saperia was elected to serve as an outside director at our 2008 annual general meeting of shareholders for an initial three-year term and was reelected at our 2010 annual general meeting of shareholders for a second three-year term, following which her service may be renewed for an additional three-year term at this meeting.  Mr. Moshe Rosenthal was elected to serve as an outside director at our 2010 annual general meeting of shareholders for an initial three-year term, following which his service may be renewed for one additional three-year term at this Meeting.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as outside directors.  In the event that the named nominees would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

Our Board of Directors has determined that Ms. Debbie Saperia and Mr. Moshe Rosenthal each qualifies as an outside director within the meaning of the Israeli Companies Law.  Our Board of Directors further determined that Mr. Rosenthal has the requisite “accounting and financial expertise” and Ms. Saperia has the necessary “professional qualification” to serve as an outside director.

Set forth below is information about the nominees for outside director, including principal occupation, business history and any other directorships held.

Moshe Rosenthal has served as an outside director since November 2010 and is a member of our audit committee. Mr. Rosenthal has been leading an Israeli initiative for composting organic waste as part of his role as VP business development of Agrolan Ltd. In addition, Mr. Rosenthal, an attorney, advises leading Israeli fashion brands regarding their legal affairs and business development. From 2003 to 2009, Mr. Rosenthal founded and served as the chief executive officer of WomenOnly, a leading chain of stores in Israel for women’s intimate apparel that was subsequently acquired by Eveden Ltd., a UK company and leader in the intimate apparel market. From 1996 to 2003, Mr. Rosenthal served as the chief executive officer of Rosenthal Import, Export and Marketing Ltd., which was a leading importer to Israel of women’s intimate apparel. From 1995 to 1998, Mr. Rosenthal was an attorney at Avshalom Leshem – Law Offices. Mr. Rosenthal holds an LL.B degree from Bar Ilan University.

Debbie Saperia has served as an outside director since January 2008 and is a member of our audit committee. Ms. Saperia has served as the general manager of Yarden Nahara Ltd., a private company that is engaged in marketing and sale of products to Evangelical Christians, since 2005. Since June 2011, Ms. Saperia has also served as a director of FIBI Holdings Ltd. Ms. Saperia also serves a consultant to Jones Lang LaSalle, a global commercial real estate firm. From 1993 to 1999, Ms. Saperia was an associate at Rosensweig & Co - Law Offices. From 2000 to 2004, Ms. Saperia served as the business development manager of Promedico Limited and served as a director of a number of companies within the Promedico group. From 2001 to 2004, Ms. Saperia served as director and general manager of Vitamedic (1999) Limited. Ms. Saperia holds an LL.B (Hons.) degree from the University of Manchester.

Under Israeli law, a company is generally required to pay its outside directors cash compensation in the form of an annual fee and a per meeting attendance fee that is within a range of fees determined based on the company’s equity in the manner set forth in the Israeli Companies Regulations (Rules Regarding Compensation and Expenses of an Outside Director), 5760-2000, or the Regulations.  A nominee for outside director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.

We currently pay each of our outside directors an annual fee equal to the minimum statutory amount payable by companies of our size as set forth from time to time in the Regulations, which is currently a fee of NIS 68,155 (currently equivalent to approximately $19,500) and a per meeting attendance fee of NIS 2,400 (currently equivalent to approximately $690).  According to the Regulations, an outside director is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting.  Our compensation committee and Board of Directors have approved, subject to their re-election, and recommend that our shareholders approve, that we continue to pay the nominees the same cash compensation during their consequent term as outside directors.  The nominees for outside director have also previously received indemnification letters from us and are included in our directors’ and officers’ liability insurance, both as previously approved by our shareholders.

Both Nominees have attested to the Board of Directors and the Company that they meet all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder. The Board of Directors has reviewed the qualifications and the statements provided by each Nominee and approved their qualification according to the law.

The Board of Directors recommends a vote FOR (a) the election of each of the nominees for outside director and to approve their terms of service; (b) the approval of the compensation to the nominees for outside directors in the minimum statutory amount for companies of our size set forth from time to time in the Regulations; and (c) the ratification of the indemnification letters that the nominees previously received from the company and the inclusion of the nominees in our directors’ and officers’ liability insurance, both as previously approved by our shareholders.

The election of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that the shareholders voting in favor of their election include at least a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons' relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

Pursuant to regulations promulgated under the Israeli Companies Law, outside directors are entitled to receive annual compensation and a meeting participation fee, and are otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.  Since our Audit Committee and Board of Directors have resolved that our outside directors will receive the minimum amounts determined by such regulations as annual compensation and a meeting participation fee, no shareholders’ approval is required for such payment.

II.  APPROVAL OF A COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS
(Item 2 on the Proxy Card)

On December 12, 2012, amendment no. 20 to the Israeli Companies Law, or Amendment No. 20, became effective. Amendment No. 20 requires the board of directors of a public company to adopt a policy with respect to the terms of service and employment of office holders, or the Compensation Policy, after taking into consideration the recommendations of the compensation committee of the board of directors. Amendment No. 20 further provides for the approval of the Compensation Policy by the company’s shareholders with the “special majority” requirement set forth below.

A Compensation Policy for a period exceeding three years is required to be approved (under the same process) every three years. In addition, the board of directors is required to periodically examine the Compensation Policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the Compensation Policy or for other reasons.

Amendment No. 20 provides that the Compensation Policy will be determined and later reevaluated, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the Terms of Service and Employment that include variable components – the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

In addition to the abovementioned considerations, in determining the company’s compensation policy, our Board of Directors and compensation committee, also considered the following principles:

•
The belief that the human capital of the company across all ranks and positions, and particularly in its management, is important to the company’s success. Therefore, the company believes it is crucial to develop an appropriate compensation policy for its office holders by, among other things, creating incentives to promote the company’s goals, long term plans and policies, taking into account the office holders’ responsibilities and the company’s risks.

•	The company’s specific characteristics, business strategy and goals, and its policy to attract and retain high quality personnel.
•	The importance in aligning the interests of the office holders and the company.
•	The importance in increasing the morale, satisfaction and motivation of the office holders.
•
The compensation policy provides for an appropriate balance between variable components and fixed components. The ratio between fixed and variable compensations maintains a reasonable balance and prevents incentive for excessive or unreasonable risks by management.

•
The fixed base salary is intended to compensate the office holder for his/her position and takes into account the relevant experience, education, abilities requirements and the responsibilities of the office holder. The fixed base salary will be determined according to, among other things, a comparative market survey made by an independent consultant, comparing the terms offered by the company to those offered to office holders by similar companies in the relevant market.

•
The variable component is an annual bonus contingent on the performance of the office holder in a specific year. The Board of Directors has the discretion to determine whether the office holder is entitled for the annual bonus for his achievements and contribution to the company’s performance for the long term. Also, the compensation committee and the Board of Directors may set pre-defined objectives, financial or others, to receive the annual bonus, taking into account the company’s goals and the responsibilities of the specific office holder.

•
Some of the additional terms of employment of the company’s office holders, such as termination, are subject to statutory limitations; some terms are affected by market practices; and some terms are supplemental to the compensation provided by the fixed and variable components.

•
The ratio between the compensation of office holders and other employees of the company, including the average and median compensations is reasonable and appropriate, and it is not expected to affect the employment relations within the company.

In light of the above and following the recommendation of the compensation committee, our Board of Directors approved the Compensation Policy attached hereto as Exhibit A, determined that it is appropriate for our company and reflects, among other things, its specific characteristics, goals, structure, business status and employment structure.  Therefore, our Board of Directors recommends that our shareholders approve the Compensation Policy at the Meeting.

The proposed Compensation Policy reflects the goals that our compensation committee and Board of Directors believe should be achieved by the structure and content of executive compensation.  The terms of the proposed Compensation Policy are intended to provide a compensation package for  each of our directors and officers that will adequately incentivize them to assist us in  reaching our long-term goals and assist in aligning their interests with the interests of our shareholders.  The guidelines and balances among fixed and variable compensation set forth in the proposed Compensation Policy will also enable us to maintain and recruit qualified senior officers and to enhance their motivation.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Compensation Policy attached to the Proxy Statement as Exhibit A.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Compensation Policy or (ii) the total number of shares voted against the Compensation Policy by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. Mr. Shaul Elovitch, our Chairman of the Board, may be deemed to be our “controlling shareholder” for purposes of the required “special majority” and may also be deemed to have a “personal interest” in the approval of the Compensation Policy due to the position he holds.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

Under Amendment No. 20, the board of directors may approve a Compensation Policy even in the event it was not approved by the shareholders; provided that the compensation committee and the board of directors resolved, after an additional discussion concerning the Compensation Policy, that the approval of the Compensation Policy in spite of the objection of the company’s shareholders is beneficial to the company.

III. APPROVAL OF AN UPDATED COMPENSATION ARRANGEMENT FOR OUR CHIEF
EXECUTIVE OFFICER
(Item 3 on the Proxy Card)

Mr. Doron Turgeman has served as our chief executive officer since October 2011. Mr. Turgeman also serves as the chief executive officer of our principal shareholder, Internet Gold, and as the chief financial officer of its parent Eurocom Communications.  Previously, Mr. Turgeman served as the chief financial officer of both our company and Internet Gold and served as a member of our board of directors from January 2008 to February 2010. Mr. Turgeman holds a B.A. degree in Economics and Accounting from the Hebrew University of Jerusalem and is a certified public accountant in Israel.

Under his current compensation arrangement, Mr. Turgeman receives a monthly salary of NIS 34,667 (linked to the Israeli consumer price index) from each company, plus reasonable expenses, including cell phone and other communications expenses. In addition, Mr. Turgeman is entitled to have use of a car with a market value of up to NIS 300,000 and is reimbursed for maintenance and fuel charges (divided among the three companies).  In addition, each of the three companies agreed to pay Mr. Turgeman a retention bonus of up to NIS 1 million in the event that he stays with such company until 2016 or a lower amount in the event he leaves prior to that date, which is payable at certain milestones.  Mr. Turgeman’s current compensation arrangement also provides that each of the three companies, subject to their judgment and individual considerations, may pay Mr. Turgeman an annual bonus in the amount of up to four times his monthly salary, or the Discretionary Annual Bonus.  Accordingly, at our 2013 annual general meeting, our shareholders approved the payment of a bonus in the amount of NIS 138,700 (approximately $40,000) to Mr. Turgeman for his services to our company in 2012.

Our compensation committee and Board of Directors have made a thorough review of Mr. Turgeman’s compensation arrangement, taking into account his position and responsibilities, the accompanying challenges and the core operation of our company as a holding company.

The compensation committee and Board of Directors concluded that Mr. Turgeman’s compensation arrangement should be revised to reflect a more balanced structure of fixed and variable compensation and accordingly the committee determined to increase the weight given to Mr. Turgeman’s fixed monthly salary.  The compensation committee and Board of Directors reached this conclusion for the following reasons:

•
As a holding company, our company’s results of operations are substantially linked to those of our main asset, Bezeq. Therefore, the results of our company’s operations are not necessarily a reliable benchmark to measure the performance of our chief executive officer.

•	Our chief executive officer’s role is extremely challenging and they believe his compensation should be heavily weighted toward a base salary that is appropriate for the challenging position.

•
A substantial portion of the activities and responsibilities of our management is fixed and well-defined, which elements have little variability and do not change from year to year.  For instance, one of Mr. Turgeman’s main responsibilities is the preservation of our company’s financial stability and the maintenance of our long term relationships with large and sophisticated financial institutions, which is an ongoing activity.  In addition, our chief executive officer is in charge of the analysis and review of financial reports, supervising and negotiating financial agreements, managing our investment policy and other ongoing responsibilities, all of which do not vary from year to year.

Together with the increased weight given to Mr. Turgeman’s fixed monthly salary, the compensation committee determined that there is great value in preserving the variable portion of his compensation arrangement in order to promote additional positive incentives and to further align his interests with those of the company.  The variable portion of Mr. Turgeman’s compensation will be revised so that it will be based on his achievement of pre-determined specific challenging goals.

The compensation committee and Board of Directors concluded that Mr. Turgeman’s base fixed monthly salary should be increased to reflect his contributions to our company to date and his abilities and unique experience that are essential for our company’s development in the future.  Mr. Turgeman has extensive managerial experience and specific experience in the core fields required by our company, including among other things, leading complex financial processes, dealing with our lending institutions and facilitating capital raising.  Mr. Turgeman has taken a lead role in the success of our company.  In addition, as described above, an increased fixed monthly salary would reflect a more balanced structure of fixed and variable compensation taking into account Mr. Turgeman’s position and responsibilities, the accompanying challenges and the core operations of our company as a holding company.

In light of the above considerations, our compensation committee recommended, and our Board of Directors approved, the adoption of a revised compensation scheme, or the New Compensation Arrangement, for Mr. Turgeman, under which:

(a) The Annual Discretionary Bonus of up to 4 months’ salary in Mr. Turgeman’s arrangement will be canceled; instead, the variable portion of Mr. Turgeman’s compensation will be lowered to provide for an annual bonus of up to two months’ salary, according to a bonus plan with milestones which will be effective for three years (2013-2015).  Mr. Turgeman’s eligibility to receive the bonus under such three year plan will be determined by pre-defined objectives, which the compensation committee believes to be aggressive and challenging and best reflect Mr. Turgeman’s performance. The pre-defined objectives are structured by the compensation committee to capture Mr. Turgeman’s long term achievements and to reflect actions that require continued efforts over a significant time frame.  The terms are as follows:

•
50% of the bonus will be paid if the effective financing ratio (finance expenses divided by the total debt) will be 95% or lower than the expected financing ratio for that year according to the planned budget approved by our Board of Directors. This objective directly reflects Mr. Turgeman’s actions and achievements in lowering the company’s debt load and exposure to financing expenses. This goal represents Mr. Turgeman’s activities in the capital markets and his management of the company’s debt structure.  The effective financing ratio is an indicator of the company’s financial strength and may be reflected in the share price and in the investors’ confidence in our company;

•
40% of the bonus will be paid if the company or one of its publicly traded debentures   receives a higher rating from a recognized credit rating agency, compared to the rating given in the previous year by the rating agency.  The credit rating is an acceptable and essential measurement of the company’s financial strength and flexibility over the long term.  The rating is a good measurement of Mr. Turgeman’s performance as it is determined, in large part, by his everyday activities. In providing their credit ratings, the rating agencies take into account the company’s financial flexibility, risk and debt management and management’s ability to refinance and negotiate financing terms with creditors, etc., all of which are routinely performed by Mr. Turgeman; and

•
10% of the bonus will be paid if the company duly files its financial reports and its annual reports with the U.S. Securities and Exchange Commission within the time schedule set by the Board of Directors and in an appropriate manner.

(b) Mr. Turgeman’s monthly fixed salary will be increased to NIS 44,207 plus VAT (linked to the Israeli consumer price index), to better reflect his contribution and importance to the company;

(c) For 2013, Mr. Turgeman will be entitled to receive an additional payment of NIS 8,841 for each month in which he received the lower (previous) monthly fixed salary, in order to reflect the new revised compensation scheme which has a more balanced structure of fixed and variable compensation taking into account Mr. Turgeman's position and responsibilities, the accompanying challenges and the core operations of our company as a holding company; and

(d) Mr. Turgeman’s retention bonus will remain unchanged.  Our compensation committee recommends that Mr. Turgeman’s retention bonus of up to NIS 1 million be maintained for the following reasons:

•
The current retention arrangement, under which Mr. Turgeman will receive NIS 1 million in the event that he remains with the company until 2016 or a lower amount in the event he leaves prior to that date, incentivizes him to remain with our company for the long term.  Our compensation committee believes that it is in the company’s best interest that Mr. Turgeman continues to lead it in the future because of his proven skills and experience.

•
The activities of a chief executive officer in a company such as ours require specific expertise and relevant experience.  Our compensation committee believes that Mr. Turgeman’s experience and expertise would be difficult to replace.

•
Retaining the same chief executive officer for a long period of time enhances the company’s stability and improves its continuing relationships with investors, financial institutions and other business relationships.  This contributes to the company’s financial stability and improves its performance for the long run.

•
Our compensation committee and Board of Directors believe that together with the objectives’ based bonus, the retention bonus creates a balance between the variable and the fixed portions of Mr. Turgeman’s overall compensation arrangement.

•	The retention plan is also aligned with the new recommendations of Amendment No. 20 to take into account long term considerations of the company.

Our Board of Directors and compensation committee believe that the New Compensation Arrangement better reflects Mr. Turgeman’s role and responsibility in our company.  In approving the New Compensation Arrangement, our compensation committee and Board of Directors took into account, among other things, the following considerations:

•
Mr. Turgeman has extensive managerial experience and specific experience in the core fields required for our company, including among other things, leading complex financial processes, dealing with our lending institutions and facilitating capital raising. The total compensation amount under the New Compensation Arrangement is reasonable taking into account Mr. Turgeman’s responsibility and added value to our company.

•
Mr. Turgeman has demonstrated extraordinary managerial capabilities over a long period of time, which helped the company to achieve superior performance. His recent successful activities include: (i) managing the company’s interface with financial institutions; his activities in the capital markets, where he managed  the company’s successful debt issuances in 2011 and 2012 and a debt issuance of NIS 180 million to institutional investors in August 2013,  which strengthened the company’s cash flow; (ii) his efforts that resulted in the  company maintaining its credit rating and recently improving its credit rating prospects; (iii) managing the company’s stable investment policy which resulted in our investment portfolio experiencing lower volatility than other benchmark portfolios while earning higher returns; and (iv) building a productive and efficient working relationship with Bezeq and its subsidiaries at all levels of management.

•
The compensation committee hired an independent accountant to perform a market analysis. The research concluded that the total compensation amount under the New Compensation Arrangement is not unusual compared to other officers in similar positions in publicly traded companies, including in companies engaged in the same industry. In addition, the ratio between Mr. Turgeman’s compensation and the compensation of other tenured employees in our company is not extraordinary and the compensation committee and Board of Directors believe that the ratio is reasonable considering Mr. Turgeman’s responsibilities and the added value he provides to our company.

•
Increasing the fixed portion of Mr. Turgeman’s compensation will better align his interests with those of the company.  Such compensation structure emphasizes the importance of the ongoing and everyday challenges that characterize the work of a chief executive officer in a holding company and the significance of the long term preservation of the company’s relationship with investors, financial institutions and other working interfaces.

•
Revising the remaining variable portion of Mr. Turgeman’s compensation from a bonus based on the discretion of the Board of Directors to a bonus based on his achievement of pre-fixed goals will better incentivize him to pursue such goals and will better define the expectations of our Board of Directors.  In addition, there is no practical concern that these goals will cause him to take excessive risks.

•	The New Compensation Arrangement is also aligned with the new recommendations of Amendment No. 20 to strengthen fixed elements in officers’ compensation.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the compensation arrangement with Mr. Doron Turgeman, our chief executive officer, shall be amended as described under the New Compensation Arrangement in the Proxy Statement for the Extraordinary General Meeting of Shareholders held on November 7, 2013, that all other terms of his employment will remain unchanged, and that the arrangement with our principal shareholder, Internet Gold, and its parent, Eurocom Communications, to share the cost of Mr. Turgeman’s management services is hereby ratified.”

Our Compensation Committee and Board of Directors recommend a vote FOR the approval of the revised compensation arrangement with our Chief Executive Officer.

The affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter is required to approve the foregoing resolution, provided that at least one of the following conditions is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the resolution or (ii) the total number of shares voted against the resolution by shareholders referenced under (i) does not exceed 2% of the company’s outstanding voting rights. Votes will not be counted unless the shareholder has specified whether he or she has a personal interest.

The Board of Directors decided that it does not consider this transaction as an extraordinary transaction, as defined in the Israeli Companies Law, among other things, because (a) the cost of the transaction and Mr. Turgeman’s employment will not have a material effect on the company’s overall profit, assets, liabilities or results of operations; (b) the agreement with Mr. Turgeman is being made in the ordinary course of business; and (c) the transaction is being made in market terms and prices.

IV.  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Shaul Elovitch Chairman of the Board of Directors

Date: September 30, 2013